OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

FOOTSTAR, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
344912209
(CUSIP Number)
George J. Schultze
Schultze Asset Management, LLC
3000 Westchester Avenue
Purchase, NY 10577

with a copy to:

James E. Bedar, Esq.
Brown Rudnick LLP
One Financial Center
Boston, MA 02111
(617) 856-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 3, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	344912209	Page	2	of	9

1	NAMES OF REPORTING PERSONS Schultze Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,940,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,940,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,940,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	344912209	Page	3	of	9

1	NAMES OF REPORTING PERSONS George J. Schultze

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,940,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,940,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,940,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	344912209	Page	4	of	9
SCHEDULE 13D
Company: FOOTSTAR, INC.

Item 1.	Security and Issuer.
This Amendment No. 7 (the “Amendment No. 7”) to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 24, 2004 (the “Original Statement, as amended by Amendment No. 1 to Schedule 13D as filed with the SEC on June 28, 2005 (the “Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D as filed with the SEC on April 4, 2006 (the “Amendment No. 2”), as amended by Amendment No. 3 to Schedule 13D as filed with the SEC on July 20, 2006 (the “Amendment No. 3”), as amended by Amendment No. 4 to Schedule 13D as filed with the SEC on August 31, 2007 (the “Amendment No. 4”), and as amended by Amendment No. 5 to Schedule 13D as filed with the SEC on March 14, 2008 (the “Amendment No. 5”), as amended by Amendment No. 6 to Schedule 13D as filed with the SEC on April 14, 2008 (the “Amendment No. 6”), and relates to the shares of common stock, par value $.01 per share, (the “Common Stock”) of FOOTSTAR, INC., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 933 MacArthur Boulevard, Mahwah, New Jersey 07430.

Item 2.	Identity and Background.
This Amendment No. 7 is filed by Schultze Asset Management, LLC and George J. Schultze (the “Reporting Persons”).
Schultze Asset Management, LLC is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and (iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management, LLC’s principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (collectively, the “Managed Accounts”). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the power to vote and dispose of the Common Stock owned by the Managed Accounts.
George J. Schultze, a citizen of the United States of America, is the Managing Member of Schultze Asset Management, LLC. George J. Schultze’s business address is 3000 Westchester Avenue, Purchase, NY 10577. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.

CUSIP No.	344912209	Page	5	of	9
This Amendment No. 7 reports Schultze Asset Management, LLC’s and George J. Schultze’s indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

Shares of Common Stock of
Managed Account	the Company

Schultze Master Fund, Ltd.	929,111

Schultze Apex Master Fund, Ltd.	318,362

Arrow Distressed Securities Fund	668,025

Peter Schultze	5,090

Alexis Schultze, IRA	2,571

RH, LLC	17,500

TOTAL	1,940,659

Except as set forth below, during the past five years, neither of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
As a registered investment adviser, Schultze Asset Management, LLC is subject to periodic examinations by the SEC. Without admitting or denying the allegations, Schultze Asset Management, LLC and George J. Schultze (the “Consenting Parties”), individually, consented to the entry of an order (the “Order”) issued by the SEC on August 15, 2007. The Order (i) censured the Consenting Parties under the Investment Advisers Act of 1940 (the “Advisers Act”), (ii) imposed a one-time civil penalty of a total of $150,000 on the Consenting Parties, and (iii) required the Consenting Parties to cease and desist from further violations of certain provisions of the Advisers Act. The Order resulted from allegations involving historic soft dollar activity for a managed account client of Schultze Asset Management LLC and related antifraud, record keeping and document production issues identified in and arising in connection with a 2005 SEC examination of Schultze Asset Management, LLC. Schultze Asset Management, LLC has voluntarily taken certain remedial steps, including the retention of an outside compliance consultant, to help it achieve best practices in its compliance program. It is Schultze Asset Management, LLC’s belief that the financial terms of the Order are immaterial to its operations and its clients.

Item 3.	Source and Amount of Funds or Other Consideration.
All funds used to purchase or acquire Common Stock of the Company came directly from investment advisory clients.

CUSIP No.	344912209	Page	6	of	9

Item 4.	Purpose of Transaction.
Schultze Asset Management, LLC, on behalf of its Managed Accounts, is a long-term shareholder of the Company. The sales and purchases of the Common Stock by the Reporting Persons reflected herein were for investment purposes only. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and trading activity of the shares of the Company’s Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, general stock market and economic conditions, and other relevant investment and business considerations, may sell or otherwise dispose of, from time to time, in open market transactions or otherwise, all or any part of the shares of Common Stock owned by the Reporting Persons or purchase or otherwise acquire additional shares of Common Stock, from time to time, for investment purposes, all as permitted by law and the Company’s certificate of incorporation and bylaws.
The Reporting Persons may hold discussions with management, the board of directors of the Company and other shareholders of the Company concerning ways of maximizing shareholder value.
Except as noted above, the Reporting Persons have no current plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Company;
(f) Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

CUSIP No.	344912209	Page	7	of	9

Item 5.	Interest in Securities of the Issuer.
(a) Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) beneficially own 1,940,659 shares of Common Stock of the Company, which represents approximately 9.1% of the issued and outstanding shares of Common Stock of the Company (based upon the 21,355,339 shares of Common Stock issued and outstanding as reported in the Company’s quarterly report for the period ended June 28, 2008 filed on Form 10-Q, and filed with the SEC on August 6, 2008).
(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) have the power to vote and dispose of the 1,940,659 shares of Common Stock owned by the various Managed Accounts.
(c) Except for the purchases and sales of shares listed below, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days.

		Number of Shares
	Date of	Acquired or	Price Per
Managed Account	Sale	(Disposed)	Share
Schultze Apex Master Fund, Ltd.	10/30/2008	50,000	$2.8425
Schultze Apex Master Fund, Ltd.	10/31/2008	5,000	$2.90
Schultze Apex Master Fund, Ltd.	11/3/2008	124,000	$2.80
Arrow Distressed Securities Fund	11/3/2008	(125,000)	$2.80
(d) The Managed Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth opposite such Managed Account in Item 2, above. However, Schultze Asset Management, LLC, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such dividends or proceeds.
Most of the 1,940,659 shares beneficially owned by the Reporting Persons are not owned economically by the Reporting Persons. Separate Managed Accounts have economic ownership of the 1,940,659 shares beneficially owned by the Reporting Persons. Each such Managed Account is the economic owner of less than 5% of the Company’s outstanding shares of Common Stock. No two or more Managed Accounts have any formal or informal understanding among themselves to make any coordinated acquisition of Common Stock.

CUSIP No.	344912209	Page	8	of	9

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

Item 7.	Material to be Filed as Exhibits.

Exhibit I.	Joint Filing Agreement by and among Schultze Asset Management, LLC and George J. Schultze, dated as of April 5, 2006. (previously filed with the Securities and Exchange Commission on April 6, 2006 as Exhibit I to Amendment No. 2 and incorporated herein by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November __, 2008

SCHULTZE ASSET MANAGEMENT, LLC
By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Managing Member

/s/ George J. Schultze
George J. Schultze